Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

July 13, 2011

VIA EDGAR

Mr. John Reynolds
Securities and Exchange Commission
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Incoming, Inc.
Form 10-K for Fiscal Year Ended November 30, 2009
Filed on April 15, 2010
Form 10-K for Fiscal Year Ended November 30, 2010
Filed on March 15, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 23, 2011
Form 10-Q/A for the Fiscal Quarter Ended August 31, 2010
Filed May 9, 2011
Form 8-K/A
Filed May 25, 2011
File No. 000-53616

Dear Mr. Reynolds:

In response to the Staff’s letter dated June 17, 2011, Incoming, Inc., a Nevada corporation (the “Company”) has responded to the request for revised disclosure in Forms 10-Q and 8-K/A.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form 8-K/A, filed May 25, 2011

Exhibits

1.
We note your revised disclosure in response to comment one of our letter dated May 10, 2011. We further note that exhibit 10.3 appears to be missing exhibit(s), schedule(s) or attachment(s). Please revise to file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

Mr. John Reynolds
July 13, 2011

The Company has reviewed exhibit 10.3 and notes the absence of an Escrow Agreement. However, the exhibit is filed in its entirety as there was never an Escrow Agreement drafted or executed in association with the Exchange Agreement filed as exhibit 10.3. Accordingly, management believes no further disclosure is required.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Section 302 and 906 certifications

2.
Please note that Section 302 and 906 certifications signed by Principal Financial Officer are also required in addition certifications signed by Principal Executive Officer. Please amend your filing to include Section 302 and 906 certifications signed by Principal Executive Officer and Principal Financial Officer in accordance with Item 601 of Regulation S-K.

On July 5, 2011, the Company filed Form 10-Q/A to include the required section 302 and 906 certifications.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
July 13, 2011

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions regarding the foregoing, please feel free to contact the undersigned by telephone at (917) 210-1074. Thank you.

Very truly yours,

INCOMING, INC.

By:	/s/Victor AbiJaoudi II
Name:	Victor AbiJaoudi II
Title:	COO and President

cc:           R. Samuel Bell, Jr.
Eric Norris